UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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PUBLIC

SEC Mail Processing Section
FEB 27 2014
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68237

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hub International Investment Services Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2393 Townsgate Road, Suite 101
(No. and Street)

Westlake Village (City) California (State) 91361 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Denise Scher (805) 879-9576
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe Horwath LLP
(Name – *if individual, state last, first, middle name*)

1 Mid America Plaza, Suite 700 (Address) Oak Brook (City), Illinois (State) 60522-3697 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.



14046419

*KW 3/9/14

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

3/14/14

OATH OR AFFIRMATION

I, Denise Scher, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hub International Investment Services Inc., as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

By: Hub International Investment Services Inc.

Denise R. Scher

Notary Public

Signature

SEE NEW CALIF. ACK FORM ATTACHED.

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition (Statement of Cash Flows).
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACKNOWLEDGMENT

State of California
County of Los Angeles)

On February 26, 2014 before me, John P. Tata - Notary Public
(insert name and title of the officer)

personally appeared Denise R. Scher--,
who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.


JOHN P. TATA
NOTARY PUBLIC - CALIFORNIA
COMMISSION # 1995144
LOS ANGELES COUNTY
My Comm. Exp. November 21, 2016
TGJ1

WITNESS my hand and official seal.

Signature  (Seal)

Hub International Investment Services Inc.
(A Wholly Owned Subsidiary of Hub International Limited)
Table of Contents

	Page
Report of Independent Auditors	1
Financial Statements:	
Statement of Financial Condition	2
Notes to the Statement of Financial Condition	3

Crowe Horwath.

Crowe Horwath LLP
Independent Member Crowe Horwath International

INDEPENDENT AUDITOR'S REPORT

To the Board of the Directors and Shareholder of
Hub International Investment Services Inc.

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Hub International Investment Services Inc., (the Company) as of December 31, 2013 pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Hub International Investment Services Inc. as of December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

Crowe Horwath LLP

Crowe Horwath LLP

Oak Brook, Illinois
February 25, 2014

Hub International Investment Services Inc.
(A Wholly Owned Subsidiary of Hub International Limited)
Statement of Financial Condition

		As of December 31, 2013
ASSETS		
CURRENT ASSETS:		
Cash	$	2,620,875
Accounts receivables		332,119
Prepaid expenses		43,919
Total current assets		2,996,913
GOODWILL		1,937,513
OTHER INTANGIBLE ASSETS, net		3,055,987
PROPERTY AND EQUIPMENT, net		8,290
TOTAL ASSETS	$	7,998,703
LIABILITIES AND SHAREHOLDER'S EQUITY		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	324,920
Contingent earnout consideration payable		144,428
Intercompany payable		78,738
Total current liabilities		548,086
DEFERRED INCOME TAX LIABILITIES		1,008,651
CONTINGENT EARNOUT CONSIDERATION PAYABLE		427,378
TOTAL LIABILITIES		1,984,115
SHAREHOLDER'S EQUITY:		
Common shares, no par value; 1,000 shares authorized; 100 issued and outstanding		-
Additional paid-in capital		6,003,643
Accumulated income		10,945
TOTAL SHAREHOLDER'S EQUITY		6,014,588
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$	7,998,703

The accompanying notes are an integral part of these financial statements.

Hub International Investment Services Inc.
(A Wholly Owned Subsidiary of Hub International Limited)
Notes to the Financial Statements

Note 1: Nature of Operations

Hub International Investment Services Inc., (the "Company", "we") is a financial services organization that offers investment solutions for customers by conducting business as an introducing broker-dealer and investment advisor. The Company also refers employee benefit plan customers or producers to a third-party broker-dealer to hold customer accounts and effect transactions in securities on behalf of such customers. The Company was incorporated in the state of Delaware in 2007, and obtained a license to conduct operations on January 8, 2010. The Company is a wholly owned subsidiary of Hub International Limited (the "Parent"), a global insurance brokerage company, and is a member of the Financial Industry Regulatory Authority Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The investment advisor is registered with various state department entities.

Under its membership agreement with FINRA and the Securities and Exchange Act of 1934 ("Act") Rule 15c3-3(k)(2)(i) promulgated pursuant to the Act, the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. The Company has engaged with a third party broker-dealer that is responsible for opening accounts and effecting transactions for such customers. Therefore, the Company is exempt from the requirement of Rule 15c3-3 of the Act pertaining to the possession or control of customer assets and reserve requirements.

As of December 31, 2013, the Parent is a wholly owned subsidiary of Hockey Intermediary, Inc. ("HII"). HII is owned by Hockey Parent Inc ("Hockey Parent"). The equity units of Hockey Parent are indirectly owned by investment funds managed by Hellman & Friedman LLC ("H&F") and certain members of our Parent's management team and certain officers of our Parent's subsidiaries ("Rollover Holders"). This ownership resulted from a transaction which closed on October 2, 2013.

The acquisition of HIP by H&F and the Rollover Holders is referred to in these financial statements as the "Acquisition."

On October 2, 2013, the Merger was completed and HII, the wholly owned subsidiary of Hockey Parent, acquired all of the outstanding shares of HIP. Therefore our Parent became a wholly owned subsidiary of HII.

The Acquisition was accounted for using the acquisition method in accordance with FASB ASC 805, *Business Combinations*, ("ASC 805"). Under this method, the total purchase price of the Acquisition, including certain related fees and expenses, has been allocated to the tangible and intangible assets acquired and liabilities assumed based upon management's estimate of fair values as of October 2, 2013.

Note 2: Summary of Significant Accounting Policies

A. Use of estimates
The accompanying financial statements, and these notes, are prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates.

B. Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation. Major improvements enhancing the function and/or useful life are capitalized.

C. Goodwill and Intangible assets, net

Goodwill represents the excess of cost over fair value of identifiable net assets acquired through business acquisitions. In accordance with ASC 350, *Intangibles – Goodwill and Other*, goodwill is not amortized, but instead is reviewed for impairment on at least an annual basis by applying a fair-value-based test.

In evaluating the recoverability of the carrying value of goodwill we must make assumptions regarding the fair value of the Company and determine if an indicator of goodwill impairment exists by comparing the carrying value of the Company with the estimated fair value. If we determine that an indicator of goodwill impairment exists, we must then quantify the actual goodwill impairment charge, if any, by comparing the carrying value of goodwill to its estimated fair value, based on the fair value of the Company's assets and liabilities as of the impairment test date. As of December 31, 2013, goodwill was deemed to not be impaired.

Intangible assets consist primarily of customer relationships and are amortized over their useful life which is based on the estimated timeframe over which the customer relationship is expected to contribute to the Company's future cash flows.

In evaluating the carrying value of intangible assets, the Company must determine if an indicator of impairment exists by comparing the carrying value of the asset with the estimated fair value. If the carrying value of the intangible asset is greater than its fair value as of the impairment test date, the Company must record an impairment charge equal to the calculated excess. As of December 31, 2013, intangible assets were deemed to not be impaired.

D. Income taxes

The Company and the Parent both file federal and state tax returns as members of the HII consolidated and unitary group. The Company accounts for its income taxes using ASC 740, *Income Taxes*. ASC 740 requires the establishment of a deferred tax asset or liability to recognize the future tax effects of transactions that have not been recognized for tax purposes, including taxable and deductible temporary differences as well as net operating loss and tax credit carry forwards.

The Company reduces the carrying amount of deferred income tax assets, including the expected future benefit of operating loss carry forwards by a valuation allowance if it is more likely than not that some portion of the deferred income tax asset will not be realized. Interest or penalties related to income tax deficiencies are reported as a component of income taxes. As of December 31, 2013 we performed our assessment of the realizability of deferred tax assets. Based on the anticipated reversal pattern of our taxable temporary differences, we believe our deferred tax assets are "more likely than not" to be realized. Therefore, no valuation allowance is required.

Hub International Investment Services Inc.
(A Wholly Owned Subsidiary of Hub International Limited)
Notes to the Financial Statements

Note 3: Property and Equipment, Net

Property and equipment is stated at cost less accumulated depreciation. The property and equipment summarized by major classification as of December 31, 2013 are as follows:

	Successor Period		
	As of December 31, 2013		
Computer equipment:	Cost	Accumulated Depreciation	Net Book Value
Hardware	$ 1,097	$ (223)	$ 874
Software	7,995	(579)	7,416
Total property and equipment, net	$ 9,092	$ (802)	$ 8,290

Note 4: Intangible Assets

Goodwill

In accordance with ASC 805, as a result of the Acquisition the Company has recorded goodwill of $1,937,513 as of December 31, 2013. We expect that approximately $171,684 of our total goodwill balance will be deductible for income tax purposes in future periods.

Other Intangible Assets

As of December 31, 2013, in accordance with ASC 805, as a result of the Acquisition the Company has recorded intangible assets, other than goodwill, as follows:

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Intangible assets subject to amortization:			
Customer Relationships	2,509,882	(27,367)	2,482,515
Trade Names	58,161	(3,636)	54,525
Total intangible assets subject to amortization	$ 2,568,043	$ (31,003)	$ 2,537,040
Indefinite-lived intangible assets:			
Trade Names			518,947
Total indefinite-lived intangible assets			518,947
Total other intangible assets, net			$ 3,055,987

The estimated useful life of the customer relationship and trade name intangible assets recorded in connection with the Acquisition is 13.0 years and 4.0 years, respectively.

Note 5: Commitments and Contingencies

In connection with the business acquisitions completed through December 31, 2013, the Company entered into agreements with the sellers to pay consideration that is contingent on achieving certain financial performance measures in

future periods. As of December 31, 2013, the Company has $571,806 of contingent consideration, of which $144,428 is considered short term, accrued on the Statement of Financial Condition.

The fair value of contingent consideration was determined based on the Company's best estimate of the present value of the expected future earn-out payment. The fair value estimate of contingent consideration payable is based on observations of historical operating trends for the acquired businesses and current market and economic conditions that the Company believes may impact earnout variables such as revenue and operating profits. When estimating contingent earnout consideration, we historically do not utilize a range of possible estimates but instead determine a reasonable point estimate of expected future payments. The Company's best estimates of contingent earnout consideration liabilities are generally updated on, at minimum, a quarterly basis to reflect current market and operating conditions.

Note 6: Income Taxes

The components of deferred tax assets and liabilities as of December 31, 2013 are as follows:

		As of December 31, 2013
Deferred tax liability:		
Book vs. tax basis difference for fixed assets		365
Book vs. tax basis difference for intangible assets		991,985
Prepaid insurance		16,301
Total deferred tax liability	$	1,008,651

The Company has available at December 31, 2013, a State net operating loss carry-forward of $27,796. In 2013 the Company recognized a deferred tax liability of $1,027,987 in connection with the Acquisition of a definite-lived Customer Relationship intangible asset. In accordance with the relevant accounting guidance, the Company has determined that no reserve is required for uncertain tax positions.

The company is subject to U.S. federal income tax as well as various other state income tax. The Company is no longer subject to examination by taxing authorities for the years before 2010.

Note 7: Related Party Transactions

The Parent and the Parent's wholly owned subsidiaries (the "Subsidiaries") administer day-to-day operations and provide services to the Company such as human resource, information technology, record-keeping and clerical. In addition, the Parent and the Subsidiaries provide the Company's office space. In return, the Company pays the Parent and the Subsidiaries for operating expenses incurred and paid on its behalf in accordance with an established service agreement.

The Parent provides the Company capital funding as needed to satisfy its expenses with both the Subsidiaries and other vendors and to remain net capital compliant.

Hub International Investment Services Inc.
(A Wholly Owned Subsidiary of Hub International Limited)
Notes to the Financial Statements

Note 8: Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule 15c3-1 promulgated pursuant to the Act, which requires maintaining a minimum net capital, and requires that the ratio of aggregate indebtedness to net capital not to exceed 15 to 1. Net capital and aggregate indebtedness changes day to day, but as of December 31, 2013, the net capital of the Successor Period was 602,584, of which $537,553 was in excess of its required minimum net capital of $65,031. The ratio of aggregate indebtedness to net capital as of December 31, 2013 was 1.62.